EXHIBIT 99.1

ASTRIS ENERGI TO UNVEIL NEW E7-POWERED GOLF CAR AT VANCOUVER INVESTMENT CONFERENCE

MISSISSAUGA, ONTARIO, CANADA, January 20, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it will be debuting Freedom II, its second generation AFC-powered Golf Car at the Vancouver Investment Conference on January 23 and 24.

The new, faster Freedom II is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, with more than double the power of the original model, which was the world’s first alkaline fuel cell powered golf car using hydrogen. The new, silent running, emission-free E7 Generator contains two 900W Astris’ POWERSTACK™ MC250 alkaline fuel cell stacks which provide the unit with 1.8kW nominal power with the capability to deliver a 20% overload factor that provides more than sufficient power for peak loads such as acceleration and hill climbing.

Freedom II has a curb weight of 345 kg (760 lbs.), approximately 20% lighter than an equivalent electric battery model. It has the best characteristics of existing golf car technology with none of the disadvantages. It runs smoothly and silently, like an electric golf car, and can be refueled in under a minute, just like a gasoline model. Freedom II’s E7 Generator is fuelled by a 33-litre, carbon fibre cylinder of compressed hydrogen. Under typical usage, Freedom II can operate for over three days between refills.

As well as being a marketable product in its own right, Freedom II provides a practical demonstration of the capabilities of the Model E7, which was developed as a direct replacement for existing traction batteries. Thus the E7 can be used not only in golf cars, but also in a wide variety of mobile applications such as neighbourhood electric vehicles, boats, and forklifts.

Astris' Vice President of Finance Anthony Durkacz will be attending the Conference and available to meet and talk with investors.

The Vancouver Investment Conference features 40 expert speakers and approximately 250 public company exhibitors from the resource and energy sectors. The Conference is being held at the Vancouver Convention and Exhibition Centre, Exhibit Hall A, 200 - 999 Canada Place, Vancouver, British Columbia, Canada. Qualified investors can attend the conference for free, provided they pre-register. Complete Conference information and registration is available at: www.cambridgehouse.ca.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.